                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No.1)*


                          RELIABLE POWER SYSTEMS, INC.
                          ----------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   248238 10-7
                                   -----------
                                 (CUSIP NUMBER)


                                DAVID H. HOFFMANN
                              C/O DHR INTERNATIONAL
                        10 S. RIVERSIDE PLAZA, SUITE 2220
                                CHICAGO, IL 60606
                                 (312) 782-1581

                                 WITH A COPY TO:

                             DAVID A. BRONNER, ESQ.
                                 JENNER & BLOCK
                                  ONE IBM PLAZA
                             CHICAGO, ILLINOIS 60611
                                 (312) 222-9350
                             -----------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 5, 2001
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 248238 10-7


1.  Name of Reporting Person(s).  S.S. or                DAVID H. HOFFMANN

    I.R.S. Identification Number of Above Persons

2.  Check the Appropriate Box if a Member of a Group     (a) [  ]     (b) [  ]

3.  SEC Use Only

4.  Source of Funds                                      [OO]

5.  Check Box if Disclosure of Legal Proceedings is      [  ]
    Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                 Illinois, United States
                                                         of America

    NUMBER OF          7.  Sole Voting Power             2,134,657
    SHARES
    BENEFICIALLY       8.  Shared Voting Power           -0-
    OWNED BY
    EACH               9.  Sole Dispositive Power        2,134,657
    REPORTING
    PERSON WITH       10.  Shared Dispositive Power      -0-

11. Aggregate Amount Beneficially Owned by Each          2,134,657
    Reporting Person

12. Check Box if the Aggregate Amount in Row (11)        [  ]
    Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)   26.8%

14. Type of Reporting Person                             IN


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Statement on Schedule 13D is filed to correct the calculated percentage of ownership held by David H. Hoffman and relates to the common stock, no par value ("Common Stock"), of Reliable Power Systems, Inc., a Colorado corporation (the "Company"). The Company has its principal executive offices at 399 Perry Street, Ste. 300, Castle Rock, Colorado 80104.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of Person Filing:                      David H. Hoffmann

         (b) Business Address, or, if none, Residence:   DHR International
                                                         10 S. Riverside Plaza,
                                                         Suite 2220
                                                         Chicago, IL 60606

         (c) Present Occupation:                         Chairman & CEO of
                                                         OHR International

         (d) Criminal convictions:                       Not applicable

         (e) Civil proceedings:                          Not applicable

         (f) Citizenship:                                Mr. Hoffmann is a
                                                         United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         David H. Hoffmann (the "Reporting Person") acquired 75,000 shares of the Company's Common Stock on March 2, 2001, in exchange for consulting services previously rendered to the Company. The Reporting Person also acquired 59,657 shares of the Company's Common Stock on June 7, 2001, in exchange for recruiting services rendered to the Company pursuant to a Letter Agreement executed on March 7, 2001, between the Company and the Reporting Person. The Reporting Person further acquired 2,000,000 shares of the Company's Common Stock pursuant to an Amended and Restated Letter Agreement (the "Agreement") dated as of October 5, 2001, entered into by and among the Reporting Person, the Company, Thomas J. Wiens ("Wiens"), First Western Industries, LLC ("First Western"), New West Capital Partner, LLC ("New West Capital Partner"), New West Capital, LLC ("New West Capital") (Wiens, First Western, New West Capital Partner and New West Capital, together, the "Surrendering Shareholders"), John R. Walter ("Walter") and Joseph D. Livingston ("Livingston"). Pursuant to the Agreement, each of the Surrendering Shareholders surrendered all or a portion thereof of his or its shares of Common Stock of the Company to each of the Reporting Person, Walter, Livingston and the Company. Due to the financial difficulties of the Company and the Reporting Person's reputation, contacts, business acumen and, therefore, ability to assist the Company in obtaining additional financing, First Western surrendered 2,000,000 shares of the Company's Common Stock to the Reporting Person. The total shares of Common Stock surrendered under the Agreement is set forth below:

                   NAME OF PARTY ACCEPTING SURRENDERED SHARES


SURRENDERING                                                  REPORTING
SHAREHOLDER                       COMPANY       WALTER         PERSON     LIVINGSTON
-----------                       -------       ------        ---------   ----------
First Western                      187,000     2,000,000      2,000,000          0
New West Capital Partner         1,500,000             0              0          0
New West Capital                   100,000             0              0          0
Wiens                            1,000,000             0              0  2,000,000

         Following the surrender of the shares, the Company had 2,787,000 shares that became part of the Company's pool of authorized but not outstanding shares

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person's acquisition of the Company's shares was effected for the purpose of continuing his affiliation with the Company, which affiliation in terms of reputation, contacts and business acumen will assist the Company in its efforts to obtain additional financing.

         The Company is currently experiencing significant financial difficulties and is in need of additional financing. The Reporting Person is highly regarded in the Company's industry and a very experienced businessman. His continued affiliation with the Company will assist the Company in obtaining additional financing. Therefore, in order to induce the Reporting Person to remain affiliated with the Company, First Western surrendered on October 5, 2001, certain of its shares in the Company to the Reporting Person pursuant to the Agreement.

         The Surrendering Shareholders determined that it was in their best interests and the best interests of the Company to enter into the Agreement. The parties to the Agreement anticipate that the Company will be assisted in its efforts to obtain additional financing as a result of the Reporting Person's continued affiliation with the Company.

         Except as stated above, the Reporting Person does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)   Beneficial Ownership by the Reporting Person:                         2,134,657
               Percentage Ownership by the Reporting Person
               of the Class of Securities:                                           26.8%

         (b)   Number of Shares as to which such person has:
               (i)      Sole power to vote or to direct the vote:                    2,134,657
               (ii)     Shared power to vote or direct the vote:                     -0-
               (iii)    Sole power to dispose or direct the disposition of:          2,134,657
               (iv)     Shared power to dispose of or direct the disposition
                        of:                                                          -0-
         (c)   Except as set forth in this Schedule B(i), there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days.
         (d)   Receipt of dividends, etc.:                                           Not applicable.
         (e)   Ownership below 5%:                                                   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreements described in Item 3 and Item 4 above, the Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit I - Amended and Restated Letter Agreement, dated as of
                     October 5, 2001, by and among the Reporting Person, the Company, Wiens, First Western, New West Capital Partner, New West Capital, Walter and Livingston.*


----------
*Previously filed.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: October 25, 2001                   Signature:  /s/ David H. Hoffmann
                                                   -----------------------------
                                                         DAVID H. HOFFMANN

                                 EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------
Exhibit I -          Amended and Restated Letter Agreement, dated as of
                     October 5, 2001, by and among the Reporting Person,
                     the Company, Wiens, First Western, New West Capital
                     Partner, New West Capital, Walter and Livingston.*

----------
*Previously filed.